SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (RULE 13D-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13D-1(B), (C), AND (D) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13D-2(B)

                             (AMENDMENT NO. ____)1


                           CIRCOR International, Inc.
            ---------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.10 par value per share
            ---------------------------------------------------------
                         (Title of Class of Securities)

                                  17273K 10 9
            ---------------------------------------------------------
                                (CUSIP Number)

                               February 24, 2000
            ---------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ] Rule 13d-1(b)

     [X] Rule 13d-1(c)

     [ ] Rule 13d-1(d)


----------------

     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 17273K 10 9                   13G                 Page 2 of 7 Pages


-------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         Frederic B. Horne
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (SEE INSTRUCTIONS)
                                                              (A)  [ ]
                                                              (B)  [ ]
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         The United States of America
-------------------------------------------------------------------------------
                             5       SOLE VOTING POWER

                                     770,236 (See Item 4).
         NUMBER OF           --------------------------------------------------
          SHARES             6       SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                    -0-
          EACH               --------------------------------------------------
        REPORTING            7       SOLE DISPOSITIVE POWER
         PERSON
          WITH                       770,236 (See Item 4).
                             --------------------------------------------------
                             8       SHARED DISPOSITIVE POWER

                                     -0-
-------------------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         770,236 (See Item 4).
-------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

-------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         5.8%
-------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IN
-------------------------------------------------------------------------------

CUSIP No. 17273K 10 9                   13G                 Page 3 of 7 Pages



ITEM 1(A).     NAME OF ISSUER:

               CIRCOR International, Inc. (the "Issuer")

ITEM 1(B).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               35 Corporate Drive
               Burlington, Massachusetts  01803-4230

ITEM 2(A).     NAME OF PERSON FILING:

               Frederic B. Horne

ITEM 2(B).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               c/o Conifer Ledges, Ltd.
               219 Liberty Square
               Danvers Massachusetts 01923-4302

ITEM 2(C).     CITIZENSHIP:

               The United States of America

ITEM 2(D).     TITLE OF CLASS OF SECURITIES:

               Common Stock, par value $.10 per share (the "Shares")

ITEM 2(E).     CUSIP NUMBER:

               17273K 10 9

CUSIP No. 17273K 10 9                   13G                 Page 4 of 7 Pages



ITEM 3.   IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B) OR
          (C), CHECK WHETHER THE PERSON FILING IS A:

          (a)  [ ]  Broker or dealer registered under Section 15 of the Exchange Act;

          (b)  [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act;

          (c)  [ ]  Insurance company as defined in Section 3(a)(19) of the Exchange Act;

          (d)  [ ]  Investment  company  registered under Section 8 of the Investment
                    Company Act;

          (e)  [ ]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

          (f)  [ ]  An employee benefit plan or endowment fund in accordance with Rule
                    13d-1(b)(1)(ii)(F);

          (g)  [ ]  A parent holding company or control person in accordance with Rule
                    13d-1(b) (1)(ii)(G);

          (h)  [ ]  A savings association as defined in Section 3(b) of the Federal Deposit
                    Insurance Act;

          (i)  [ ]  A church plan that is excluded from the definition of an investment company under Section (c)(14) of the Investment Company Act;

          (j)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

                    If this statement is filed pursuant to Rule 13d-1(c), check this box. [x]

CUSIP No. 17273K 10 9                   13G                 Page 5 of 7 Pages



ITEM 4.   OWNERSHIP:

          (a) Amount beneficially owned: 770,236
          (b) Percent of class: 5.8%
          (c) Number of shares as to which such person has:
              (i)   Sole power to vote or direct the vote:  770,236 Shares (1)
              (ii)  Shared power to vote or direct the vote: 0
              (iii) Sole power to dispose or direct the disposition of: 770,236 Shares (1)
              (iv)  Shared power to dispose or direct the disposition of: 0

              (1)   Consists of (i) 653,436 Shares beneficially owned by the Mr. Horne, (ii)
                    11,300 Shares beneficially owned by an irrevocable trust for the benefit of
                    Kristina M. Horne for which Mr. Horne serves as trustee, (iii) 5,500 Shares beneficially owned by Mr. Horne as a custodian for Kristina M. Horne under the Massachusetts Uniform Gifts to Minors Act, and (iv) 100,000
                    Shares beneficially owned by Mr. Horne as trustee pursuant to an irrevocable trust for the benefit of Mr. Horne and Kristina M. Horne as well as future descendents, for which Mr. Horne serves as a trustee.



ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

         Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP:

         Not applicable.

CUSIP No. 17273K 10 9                   13G                 Page 6 of 7 Pages


ITEM 10.  CERTIFICATION:

          By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 17273K 10 9                   13G                 Page 6 of 7 Pages


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



  2/24/00
-------------
(Date)


                                             /s/ Frederic B. Horne
                                             ---------------------------
                                             Frederic B. Horne